Dreyfus Massachusetts Intermediate Municipal Bond Fund
Statement of Investments
December 31, 2004 (Unaudited)

	Principal Amount($)	Value ($)
Long-Term Investment -- 96.1%		
Massachusetts -- 71.4%		
Berkshire Hills Regional School District		
5%, 10/15/2015 (Insured; FSA)	1,390,000	1,537,715
Boston 5.75%, 2/1/2013 (Prerefunded 2/1/2010)	1,000,000 a	1,138,900
Boston Convention Center Act 1997, Special Obligation		
5%, 5/1/2016 (Insured; AMBAC)	2,000,000	2,155,040
Boston Industrial Development		
Financing Authority, Revenue		
(Pilot Seafood Project) 5.875%, 4/1/2007		
(LOC; Canadian Imperial Bank)	980,000	1,024,580
Boston Water & Sewer Commission, Revenue	2,000,000	2,160,340
5% 11/1/2020		
Fall River 5.25%, 6/1/2010 (Insured; MBIA)	1,000,000	1,076,070
Holyoke Gas & Electric Department, Revenue		
5.375%, 12/1/2015 (Insured; MBIA)	1,245,000	1,401,498
Lawrence 5.50%, 2/1/2012 (Insured; AMBAC)	570,000	640,190
Massachusetts:		
6%, 8/1/2010 (Insured; AMBAC)	1,500,000	1,727,790
Federal Highway:		
5.50%, 12/15/2009	1,000,000	1,121,160
Grant Anticipation Notes:		
5.25%, 12/15/2012	1,000,000	1,123,390
5.50%, 6/15/2014	1,000,000	1,110,770
Revenue (College Building Authority Project)		
5%, 5/1/2016 (Insured; AMBAC)	1,000,000	1,093,090
Massachusetts Bay Transportation Authority:		
General Transportation System		
5.50%, 3/1/2012 (Insured; MBIA)	1,000,000	1,137,910
Revenue Assessment 5.25%, 7/1/2018 (Prerefunded 7/1/2014)	1,000,000 a	1,141,710
Sales Tax Revenue 5.25%, 7/1/2014	3,000,000	3,394,020
Massachusetts Developmental Finance		
Agency:		
RRR (Semass Systems):		
5.50%, 1/1/2011 (Insured; MBIA)	2,000,000	2,241,780

5.625%, 1/1/2014 (Insured; MBIA)	2,000,000	2,245,080
Massachusetts Educational Financing Authority,		
Education Loan Revenue:		
5.70%, 7/1/2011 (Insured; AMBAC)	895,000	911,647
5%, 1/1/2013 (Insured; AMBAC)	1,600,000	1,637,344
5.125%, 12/1/2014 (Insured; MBIA)	820,000	832,677
Massachusetts Health and Educational Facilities Authority, Revenue:		
(Hallmark Health System) 5.25%, 7/1/2010 (Insured; FSA)	2,055,000	2,239,313
(Harvard Pilgrim Health) 5.25%, 7/1/2011 (Insured; FSA)	1,675,000	1,804,863
(Harvard University) 5.75%, 1/15/2012	1,595,000	1,850,487
(Healthcare System - Covenant Health) 6.50%, 7/1/2017	1,485,000	1,680,174
(Partners Healthcare System):		
5%, 7/1/2008	1,000,000	1,079,800
5.125%, 7/1/2011 (Insured; MBIA)	1,000,000	1,067,720
5%, 7/1/2018	1,315,000	1,399,226
(University of Massachusetts - Worcester Campus)		
5.25%, 10/1/2014 (Insured; FGIC)	1,000,000	1,109,740
Massachusetts Housing Finance Agency,		
(Insured Construction Loan Notes)		
3.15%, 6/1/2008 (Insured; FSA)	1,000,000	1,000,590
Massachusetts Municipal Wholesale Electric Co.,		
Power Supply System Revenue:		
(Nuclear Project No. 4) 5.25%, 7/1/2014 (Insured; MBIA)	2,000,000	2,214,760
(Project No. 6) 5.25%, 7/1/2012 (Insured; MBIA)	1,810,000	2,025,589
Massachusetts Port Authority, Special Facilities Revenue		
(Delta Airlines, Inc. Project) 5.50%, 1/1/2017		
(Insured; AMBAC)	2,000,000	2,118,340
Massachusetts Water Pollution Abatement Trust,		
Water Pollution Abatement Revenue		
(Massachusetts Water Resources Authority Program):		
6%, 8/1/2014 (Prerefunded 8/1/2009)	285,000 a	328,363
6%, 8/1/2014	1,015,000	1,155,892
Massachusetts Water Resource Authority		
5.50%, 8/1/2011 (Insured; MBIA)	2,000,000	2,275,760
New England Education Loan Marketing Corp.,		
Student Loan Revenue 6.90%, 11/1/2009	1,000,000	1,064,500
Plymouth County, COP (Correctional Facility Project)		
5.125%, 4/1/2013 (Insured; AMBAC)	2,000,000	2,184,860
Route 3 North Transportation Improvement Association, LR		
5.75%, 6/15/2015 (Insured; MBIA)	1,500,000	1,683,285
Springfield, Municipal Purpose Loan		

5%, 8/1/2018 (Insured; FGIC)	1,000,000	1,074,370
Triton Regional School District 5%, 4/1/2016 (Insured; FGIC)	1,420,000	1,532,137
Worcester 5.25%, 8/15/2016 (Insured; MBIA)	2,150,000	2,431,822

U. S. Related -- 24.7%

Childrens Trust Fund, Tobacco Settlement Revenue:		
5.75%, 7/1/2013 (Prerefunded 7/1/2010)	2,000,000 a	2,272,080
5.75%, 7/1/2014 (Prerefunded 7/1/2010)	2,000,000 a	2,272,080
Guam Economic Development Authority:		
0/5%, 11/15/2007	860,000 b	744,691
Tobacco Settlement 0/5.40%, 11/15/2007	350,000 b	292,432
Guam Government, LOR, (Infrastructure Improvement)		
5%, 11/1/2012 (Insured; AMBAC)	1,000,000	1,084,880
Puerto Rico Commonwealth:		
5.375%, 7/1/2005	80,000	81,346
(Public Improvement):		
5.50%, 7/1/2011	1,000,000	1,126,520
5.50%, 7/1/2013 (Insued; FSA)	1,500,000	1,735,035
5.25%, 7/1/2014 (Insued; FSA)	1,000,000	1,142,570
Puerto Rico Commonwealth Highway and Transportation Authority,		
Transportation Revenue 5.50%, 7/1/2010 (Insured; AMBAC)	1,885,000	2,139,173
Puerto Rico Electric Power Authority, Power Revenue		
5.50%, 7/1/2008	1,000,000	1,082,290
Puerto Rico Municipal Finance Agency		
5%, 7/1/2009 (Insured; FSA)	1,725,000	1,858,239
Puerto Rico Public Buildings Authority, Revenue		
4.50%, 7/1/2022	2,000,000	2,090,160
Puerto Rico Public Finance Corp.		
(Commonwealth Appropriation)		
5.25%, 2/1/2012 (Insured; AMBAC)	1,500,000	1,665,465
Virgin Islands Public Finance Authority, Revenue:		
Gross Receipts Taxes Loan 5.625%, 10/1/2010	1,000,000	1,065,380
Subordinated Lien 5.875%, 10/1/2018	500,000	518,990
Virgin Islands Water and Power Authority, Electric Systems		
5.125%, 7/1/2011	1,000,000	1,067,410

Total Long-Term Municipal Investments
(cost $81,895,718)   **86,413,033**

Short-Term Municipal Investments--1.3%

Massachusetts Water Resources Authority, VRDN			
2.25% (LOC; Landesbank Hessen-Thuringen)			
(Cost 1,150,000)	1,150,000	c	1,150,000
Total Investments (cost $83,045,718)	**97.4%**		**87,563,033**
Cash and Receivables (Net)	**2.6%**		**2,378,810**
Net Assets	**100.0%**		**89,941,843**

Notes to Statement of Investments:

(a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

(b) Zero coupon until a specified date at which time the stated coupon becomes effective until maturity.

(c) Securities payable on demand. Variable interest rate -- subject to periodic change.

(d) Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.